CUSIP No. 55352P102	Page 1 of 23 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

MSB FINANCIAL CORP.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

55352P102
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
47 E. Chicago Avenue
Suite 328
Naperville, IL  60540
(973) 539-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

May 3, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 55352P102	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 197,152
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 197,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 3 of 23 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 4 of 23 Pages

1	NAME OF REPORTING PERSON Pl Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 5 of 23 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 6 of 23 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,698
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,698
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,698
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352P102	Page 7 of 23 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352P102	Page 8 of 23 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 435,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 435,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352P102	Page 9 of 23 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 854
	8	SHARED VOTING POWER 435,818
	9	SOLE DISPOSITIVE POWER 854
	10	SHARED DISPOSITIVE POWER 435,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 436,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55352P102	Page 10 of 23 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 854
	8	SHARED VOTING POWER 438,882
	9	SOLE DISPOSITIVE POWER 854
	10	SHARED DISPOSITIVE POWER 438,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55352P102	Page 11 of 23 Pages

1	NAME OF REPORTING PERSON Beth Lashley, Trustee for Doris Lashley Testamentary Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,064
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352P102	Page 12 of 23 Pages

Item 1.	Security and Issuer

The initial Schedule 13D, dated March 14, 2007, was filed with the Securities and Exchange Commission on March 23, 2007 (the “Initial Schedule 13D”).  Amendment No. 1 to the Initial Schedule 13D, dated June 11, 2007, was filed with the Securities and Exchange Commission on June 15, 2007 (“Amendment No. 1”).  Amendment No. 2 to the Initial Schedule 13D, dated December 11, 2007, was filed with the Securities and Exchange Commission on December 17, 2007 (“Amendment No. 2”).  Amendment No. 3 to the Initial Schedule 13D, dated December 5, 2014, was filed with the Securities and Exchange Commission on December 10, 2014 (“Amendment No. 3”).

Amendment No. 1, Amendment No. 2 and Amendment No. 3 all relate to MSB Financial Corp., a federal corporation.  MSB Financial Corp. (the “Company”) is a Maryland-chartered corporation organized in 2014 to be the successor to MSB Financial Corp., a federal corporation (“Old MSB”) upon completion of the second-step conversion of Millington Bank from the two-tier mutual holding company structure to the stock holding company structure.  The second-step conversion was completed on July 16, 2015.  As part of the second-step conversion, each of the outstanding shares of common stock of Old MSB were converted into 1.1397 shares of Company common stock, subject to certain exception with cash paid in lieu of fractional shares, subject to certain exceptions.

This Amendment No. 4 to the Initial Schedule 13D (“Amended Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of MSB Financial Corp., a Maryland corporation, as it reflects the impact of the second step conversion on the reporting parties.  The address of the principal executive offices of the Company is 1902 Long Hill Road, Millington, NJ 07946-0417.

Item 2.	Identity and Background

This Amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to this Amended Schedule 13D.  Previously, the PL Capital Defined Benefit Pension Plan (the “Pension Plan”) was part of the PL Capital Group.  However, on December 12, 2014, the Pension Plan was dissolved and the shares held by the Pension Plan were transferred to Messrs. Palmer and Lashley for no consideration, as the beneficiaries of the Pension Plan.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

CUSIP No. 55352P102	Page 13 of 23 Pages

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Focused Fund and Financial Edge Strategic;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Focused Fund, Financial Edge Strategic, and Goodbody/PL Capital, L.P.;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•	John W. Palmer, as a (1) Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual;

•	Richard J. Lashley, as a (1) Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and(2) an individual;

•	Beth Lashley, as Trustee of the Doris Lashley Testamentary Trust.

(a)-(c)              This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital, the General Partner of Financial Edge Fund, Focused Fund and Financial Edge Strategic, and (B) PL Capital Advisors, the investment advisor for Financial Edge Fund, Focused Fund and Financial Edge Strategic.

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC, the General Partner of Goodbody/PL LP and (B) PL Capital Advisors, the investment advisor for Goodbody/PL LP;

(3)	shares of Common Stock held by Mr. Richard Lashley as an individual within his IRA account.

(4)	shares of Common Stock held by Mr. John Palmer as an individual within his IRA account.

This statement is filed by Beth Lashley with respect to shares of Common Stock held in the name of the Doris Lashley Testamentary Trust, in Beth Lashley’s capacity as Trustee.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, John Palmer and Richard Lashley is c/o PL Capital, 47 East Chicago Avenue, Suite 328, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.  The business address of the Doris Lashley Testamentary Trust is c/o Beth R. Lashley, Trustee, 2 Trinity Place, Warren, NJ  07059.  The Doris Lashley Testamentary Trust is a testamentary trust which holds various investments and other assets.

CUSIP No. 55352P102	Page 14 of 23 Pages

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

Beth Lashley is a former Certified Public Accountant who is currently not employed.

(d)            During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            Each natural person who is a member of the PL Capital Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 440,590 shares of Common Stock of the Company acquired at an aggregate cost of $4,248,120.

The amount of funds expended by Financial Edge Fund to acquire the 197,152 shares of Common Stock it holds in its name was $1,958,050.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by BNP Paribas Prime Brokerage Inc. (“BNP Paribas”) or BTIG, LLC and Goldman Sachs Execution & Clearing, L.P. (“BTIG/Goldman Sachs”)  on such firms’ usual terms and conditions.

The amount of funds expended by Financial Edge Strategic to acquire the 93,213 shares of Common Stock it holds in its name was $952,035.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by BNP Paribas and BTIG/Goldman Sachs on such firms’ usual terms and conditions.

The amount of funds expended by Focused Fund to acquire the 33,333 shares of Common Stock it holds in its name was $175,243.  Such funds were provided from Focused Fund’s available capital and from time to time by margin provided by BNP Paribas and BTIG/Goldman Sachs on such firms’ usual terms and conditions.

The amount of funds expended by Goodbody/PL LP to acquire the 112,120 shares of Common Stock it holds in its name was $1,128,619.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin provided by BNP Paribas and BTIG/Goldman Sachs on such firms’ usual terms and conditions.

CUSIP No. 55352P102	Page 15 of 23 Pages

The amount of funds expended by Richard Lashley to acquire the 854 shares of Common Stock he holds in his name was $9,243. Such funds were provided from available funds in Richard Lashley’s IRA.

The amount of funds expended by John Palmer to acquire the 854 shares of Common Stock he holds in his name was $9,243. Such funds were provided from available funds in John Palmer’s IRA.

The amount of funds expended by the Doris Lashley Testamentary Trust to acquire the 3,064 shares of Common Stock it holds in its name is $15,687.  Such funds were provided from the trust’s available capital.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas or BTIG/Goldman Sachs if any, were made in margin transactions on those firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock, except the Financial Edge Fund.

Item 4.	Purpose of Transaction

The PL Capital Group owns 7.4% of the Company, based upon the Company’s aggregate outstanding shares.  The PL Capital Group is filing this Amended Schedule 13D to report a decrease in aggregate ownership of greater than 1% since the filing of Amendment No. 3.

Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of ever increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s aggregate outstanding Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 55352P102	Page 16 of 23 Pages

Item 5.	Interest in Securities of the Company

The percentages used in this Amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock that the Company reported in its Annual Report on Form 10-K filed on March 18, 2016 for the fiscal year ended December 31, 2015.  In the Form 10-K, the Company reported 5,953,423 outstanding shares of Common Stock as of March 18, 2016.

The PL Capital Group made the following sales (and no purchases) of Common Stock in the past 60 days:

(A)	Financial Edge Fund

(a)-(b)            See cover page.

(c)	Financial Edge Fund made the following sales (and no purchases) of Common Stock in the past 60 days:

Trade Date	Number of Shares Sold	Price Per Share	Where and how transaction effected
5/3/2016	6,500	$13.21	Open Market Sale
5/2/2016	4,000	$13.23	Open Market Sale
4/29/2016	3,000	$13.20	Open Market Sale
4/26/2016	900	$13.20	Open Market Sale
4/25/2016	658	$13.20	Open Market Sale
4/21/2016	2,000	$13.00	Open Market Sale
4/19/2016	1,365	$13.00	Open Market Sale
4/18/2016	1,986	$13.02	Open Market Sale
4/14/2016	434	$13.01	Open Market Sale
4/13/2016	9,279	$13.00	Open Market Sale
4/12/2016	400	$13.00	Open Market Sale
4/11/2016	700	$13.00	Open Market Sale
4/4/2016	2,676	$12.98	Open Market Sale

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund over the shares of Common Stock that Financial Edge Fund holds.

CUSIP No. 55352P102	Page 17 of 23 Pages

(B)	Financial Edge Strategic

(a)-(b)            See cover page.

(c)	Financial Edge Strategic made the following sales (and no purchases) of Common Stock in the past 60 days:

Trade Date	Number of Shares Sold	Price Per Share	Where and how transaction effected
5/3/2016	2,500	$13.21	Open Market Sale

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic over the shares of Common Stock that Financial Edge Strategic holds.

(C)            Focused Fund

(a)-(b)            See cover page.

(c)	Focused Fund made the following sales (and no purchases) of Common Stock in the past 60 days:

Trade Date	Number of Shares Sold	Price Per Share	Where and how transaction effected
5/3/2016	1,710	13.21	Open Market Sale
4/15/2016	3,287	13.00	Open Market Sale
4/5/2016	885	12.99	Open Market Sale

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund over the shares of Common Stock that Focused Fund holds.

CUSIP No. 55352P102	Page 18 of 23 Pages

(D)            Goodbody/PL LP

(a)-(b)            See cover page.

(c)	Goodbody/PL LP made the following sales (and no purchases) of Common Stock in the past 60 days:

Trade Date	Number of Shares Sold	Price per Share	Where and How Transaction Effected
5/3/2016	3,000	$13.21	Open Market Sale
5/2/2016	2,416	$13.23	Open Market Sale
4/28/2016	600	$13.20	Open Market Sale
4/21/2016	1,988	$13.00	Open Market Sale

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(E)            PL Capital

(a)-(b)            See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)            PL Capital Advisors

(a)-(b)            See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Advisors over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

CUSIP No. 55352P102	Page 19 of 23 Pages

(G)            Goodbody/PL LLC

(a)-(b)            See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(H)            John W. Palmer

(a)-(b)            See cover page.

(c)	Mr. Palmer did not purchase or sell any shares of Common Stock directly.

(I)            Richard J. Lashley

(a)-(b)            See cover page.

(c)	Mr. Lashley has made no purchases or sales of Common Stock directly.

(J)            Doris Lashley Testamentary Trust

(a)-(b)            See cover page.

(c)	The Doris Lashley Testamentary Trust made no purchases or sales of Common Stock in the past 60 days.

(d)	Beth Lashley is the Trustee of the Doris Lashley Testamentary Trust (the Trust). Because Beth Lashley is the Trustee of the Trust she has the power to direct the affairs of the Trust. Therefore, Beth Lashley has voting and dispositive power over the shares of Common Stock held by the Trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

CUSIP No. 55352P102	Page 20 of 23 Pages

Other than the foregoing arrangements and the Joint Filing Agreement filed as Exhibit 1 to this Amended Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

CUSIP No. 55352P102	Page 21 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            May 10, 2016

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

CUSIP No. 55352P102	Page 22 of 23 Pages

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

CUSIP No. 55352P102	Page 23 of 23 Pages

DORIS LASHLEY TESTAMENTARY TRUST By: /s/ Beth R. Lashley Beth R. Lashley Trustee

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.  The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

Date:            May 10, 2016

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

DORIS LASHLEY TESTAMENTARY TRUST By: /s/ Beth R. Lashley Beth R. Lashley Trustee

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley